Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2014

Income available to common stockholders	$1,786	$7,359

Weighted average shares outstanding	65,684	65,797

Basic earnings per share	$0.03	$0.11

Income for diluted earnings per share	$1,786	$7,359

Total weighted average common shares and equivalents outstanding for diluted computation	65,782	65,829

Diluted earnings per share	$0.03	$0.11